EXHIBIT 6.2

EXCLUSIVE VIDEO-ON-DEMAND AND SUBSCRIPTION VIDEO-ON-DEMAND LICENSE AGREEMENT

As of November 26, 2019

This Video-on-Demand and Subscription Video-on-Demand License Agreement (“Agreement”) is made as of this 26th day of November of 2019 (the “Effective Date”), by and between The Chosen, LLC, a Utah limited liability corporation with its principal place of business located at 4 S. 2600 W, Ste 5, Hurricane, UT 84737 (“Licensor”), and VidAngel, Inc., a Delaware corporation located at 295 W. Center Street, Provo, Utah 84601 (“Licensee”) (referred to individually as “Party” or collectively, the “Parties”) with respect to licensing certain Physical Media, Video-on-Demand and Subscription-Video-On-Demand content defined herein as the “Licensed Materials.”

RECITALS

WHEREAS, Licensor is the owner of all rights in the Licensed Materials as defined below, including, without limitation, the right to license the exploitation of the work or series of works titled “The Chosen” (the “Content”), as provided herein;

WHEREAS, Licensor and Licensee are parties to the “Exclusive Video-On-Demand And Subscription Video-On-Demand License Agreement dated February 9, 2018 (the “Original License Agreement”);

WHEREAS, Licensor and Licensee desire to revoke and replace the Original License Agreement with this Agreement, which sets forth terms and conditions for a license under which Licensee may exploit the Licensed Materials worldwide.

NOW, THEREFORE, in consideration of the promises and agreements set forth herein, and good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties, each intending to be legally bound hereby, do promise and agree as follows:

ARTICLE 1

Definitions

1.1 “Affiliate” means any Entity, now or hereafter existing, that directly or indirectly owns, is owned by, or is under common control with, a Party to this Agreement.

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1.2 “Compensation” means Licensor’s share of Net Physical Goods Profit, Net Physical Media Profit, Net VOD Profits or Net Physical Media Profits, as the case may be, from the exploitation of Physical Media, Other Physical Goods, VOD and SVOD content as set forth in sections 3.1.1 and 3.1.2, 3.1.3 together with any Angel Bonus earned by Licensor as set forth in section 3.1.4.

1.3 “Derivative Works” means new works created by Licensee from the Content the sole purpose of which is to be used for the promotion and marketing of the Content as licensed to Licensee hereunder.

1.4 “Entity” means a corporation, association, partnership, business trust, joint venture, limited liability company, proprietorship, unincorporated association, or other form that has or can exercise independent legal standing.

1.5 “Gross VOD Receipts” means all revenues, including without limitation, tips, received from the exploitation of VOD and SVOD content that Licensee is licensed to exploit (including, without limitation, the Licensed Materials). The Gross Receipts do not include revenues derived from content owned by Licensee.

1.6 “Gross Other Physical Goods Receipts” means all revenue received from the advertising, marketing, offer for sale, sale, or distribution of Other Physical Goods.

1.7 “Gross Physical Media Receipts” means all revenue received from the exploitation of Physical Media content that Licensee is licensed to exploit (including, without limitation, Licensed Materials). The Gross Physical Media Receipts do not include revenues derived from content owned by Licensee.

1.8 “Intellectual Property Rights” means any and all tangible and intangible: (a) rights associated with works of authorship throughout the world, including, without limitation, copyrights, neighboring rights, moral rights, and mask works, and all derivative works thereof (b) trademark and trade name rights and similar rights, (c) trade secret rights, (d) patents, designs, algorithms and other industrial property rights, (e) rights in the nature of unfair competition rights and rights to sue in passing off, (f) all other intellectual and industrial property rights (of every kind and nature throughout the world and however designated) whether arising by operation of law, contract, license, or otherwise, and (g) all registrations, initial applications, renewals, extensions, continuations, divisions or reissues thereof now or hereafter in force (including, without limitation, any rights in any of the foregoing).

1.9 “International” means countries, territories, possessions, and jurisdictions other than Nationwide.

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1.10 “Licensed Materials” means the Content, including, without limitation, all component parts thereof owned, controlled, and/or licensed by Licensor, all Intellectual Property Rights therein and related thereto, and all Deliverables.

1.11 “Nation” and “Nationwide” mean the United States, its territories and possessions, and all places under its jurisdiction.

1.12 “Net VOD Profits” means the Gross VOD Receipts less twenty-five percent (25%) (applied to marketing), and less Licensee’s out-of-pocket VOD- and SVOD-related costs and expenses (including, without limitation, third-party processing fees and payment processing fees; fees charged by credit card issuers; fees charged by third-party apps and services, including, without limitation and by way of example, iTunes, Amazon, and Roku; returns; refunds; penalties; permits; licenses; and taxes).

1.13 “Net Physical Media Profits” means the Gross Physical Media Receipts less Physical Media-related out-of-pocket costs and expenses (including, without limitation, physical production costs, marketing costs, distribution costs and pre-distribution costs, third-party processing fees, payment processing fees, costs for providing any free stream that accompanies Physical Media, fees charged by credit card issuers, fees charged by third-party e-commerce platforms, applications and services; fees charged by resellers; return and warranty costs).

1.14 “Net Other Physical Goods Profits” means the Gross Other Physical Goods Receipts less Other Physical Goods-related out-of-pocket costs and expenses (including, without limitation, purchase costs, marketing costs, distribution costs, third-party processing fees, payment processing fees, and fees charged by credit card issuers).

1.15 “Other Physical Goods” means tangible, physical goods other than Physical Media (DVDs and Blu-Ray discs) that use the Licensed Materials or Licensor Marks, such as books, t- shirts, and other tangible, physical merchandise.

1.16 “Physical Media” means physical materials used to store, and enable exploitation of, the Content using the Digital Versatile Disc (DVD) data storage format or Blu-Ray data storage format by way of rental, subscription or sale for private viewing in any venue (including, without limitation, residences and hotels).

1.17 “Release Date” means a date mutually agreed by Licensee and Licensor for commencing the exploitation of the Licensed Materials. Licensee and Licensor anticipate that the Release Date will occur in conjunction with the 2019 Thanksgiving holiday, on November 26, 2019.

1.18 “Subscription-Video-On-Demand” (“SVOD”) means, without limitation, the exploitation of the Content, with or without VidAngel tipping included and with or without VidAngel pay it forward included, as part of a subscription service (including, without limitation, ad-supported or as part of basic programming) for private viewing in any venue (including, without limitation, residences, and hotels) delivered by any transmission means that allows each viewer to initiate a transmission at any time.

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1.19 “User Data” means all data, in any form, collected by, for, or on behalf of Licensee (and any sublicensees) from and about the customers of Licensee (and any sublicensees) with respect to the Licensed Materials, viewers of the Licensed Materials, and other users of the Licensed Materials, including, without limitation, names, addresses, billing addresses, telephone numbers, re-marketing lists, app install ids, credit card information, email addresses, purchase histories, viewing histories, share histories, and sources of traffic, but excluding purchase histories, viewing histories, share histories, and sources of traffic with respect to third-party or Licensee- owned content.

1.20 “Video-on-Demand” (“VOD”) means, without limitation, the exploitation of the Content, with or without VidAngel tipping included and with or without VidAngel pay it forward included, as part of an a-la-carte service (including, without limitation, ad-supported or as part of basic programming) for private viewing in any venue (including, without limitation, residences, and hotels) delivered by any transmission means that allows each viewer to initiate a transmission at any time.

ARTICLE 2

License

2.1. Grant of License.

2.1.1. Scope and Rights. Subject to the terms and conditions set forth in this Agreement, Licensor hereby grants to Licensee:

(i) a Nationwide exclusive, sublicensable license to transmit, reproduce, distribute, publicly perform, display, create Derivative Works and otherwise exploit each season’s episodes of the Licensed Materials, including, without limitation, the Content, through any and all media now known or hereafter devised for one year following delivery to Licensee;

(ii) an International exclusive, sublicensable license to transmit, reproduce, distribute, publicly perform, display, create Derivative Works and otherwise exploit each season’s episodes of the Licensed Materials, including, without limitation, the Content, through any and all media now known or hereafter devised for one year following delivery to Licensee;

(iii) a worldwide exclusive, sublicensable license to transmit, reproduce, distribute, publicly perform, display, create works derivative of and otherwise exploit each season’s episodes of the Licensed Materials, including, without limitation, the Content, through any and all forms of VOD with tipping and through any and all forms of VOD with pay it forward;

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(iv) a Nationwide nonexclusive, sublicensable license to transmit, reproduce, distribute, publicly perform, display, create works derivative of and otherwise exploit each season’s episodes of the Licensed Materials, including, without limitation, the Content, through any and all forms of VOD without tipping and through any and all forms of VOD without pay it forward;

(v) an International nonexclusive, sublicensable license to transmit, reproduce, distribute, publicly perform, display, create works derivative of and otherwise exploit each season’s episodes of the Licensed Materials, including, without limitation, the Content, through any and all forms of VOD without tipping and through any and all forms of VOD without pay it forward;

(vi) an exclusive Nationwide sublicensable license, during the License Term, to transmit, reproduce, distribute, publicly perform, display, create works derivative of and otherwise exploit the Licensed Materials, including, without limitation, the Content, through any and all forms of SVOD without tipping and through any and all forms of SVOD without pay it forward;

(vii) an exclusive International during the License Term, sublicensable license to transmit, reproduce, distribute, publicly perform, display, create works derivative of and otherwise exploit the Licensed Materials, including, without limitation, the Content, through any and all forms of SVOD without tipping and through any and all forms of SVOD without pay it forward;

(viii) a worldwide non-exclusive, sublicensable license to transmit, reproduce, distribute, publicly perform, display, create works derivative of and otherwise exploit the Licensed Materials, including, without limitation, the Content, through any and all forms of VOD without tipping and through any and all forms of SVOD without pay it forward;

(ix) a worldwide exclusive, sublicensable license to reproduce, distribute, publicly perform, display, create works derivative of and otherwise exploit the Licensed Materials, including, without limitation, the Content, through any and all forms of Physical Media; and

(x) a worldwide non-exclusive, sublicensable right to advertise, market, sell, offer for sale, and distribute the hardcopy book and/or e-book published by Broadstreet Publishing Group LLC (“Broadstreet”) called “The Chosen: 40 Days with Jesus” (“The Chosen Book”), subject to Licensee’s obligation to pay Licensor the Other Physical Goods Compensation.

The rights granted in section 2.1 shall include the right:

2.1.1.1. To use the title or titles by which the Content is or may be known or identified;

2.1.1.2. To employ any platform or app used by Licensee to distribute, publicly perform, display, or otherwise transmit content, including, without limitation, the Content, via VOD or SVOD using, by way of example and not limitation, Roku apps, Amazon Fire TV, Play Station, Apple TV, iTunes, and Licensee’s own website;

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2.1.1.3. To use and perform all music, lyrics and musical compositions contained in the Content and/or recorded in the soundtrack thereof related to the distribution, exhibition, advertising, marketing, publicizing, and exploiting of the Content. The foregoing notwithstanding, the foregoing rights are only with respect to use of the music in context only as contained in the Content and not in connection with any other programming or as standalone soundtrack releases;

2.1.1.4. To dub (subject to review and approval from the Licensor) and or subtitle the Licensed Materials, including, without limitation, the Content, in any language;

2.1.1.5. To close caption the Licensed Materials, including, without limitation, the Content, in English, Spanish, Portuguese, Chinese, French, German, and any other language for which Licensee transmits or will transmit;

2.1.1.6. In connection with the Licensed Materials, to use Licensor’s name, logos, and/or trademarks (collectively, the “Licensor Marks”) for promotional purposes;

2.1.1.7. Subject to review and approval from the Licensor (not to be unreasonably withheld), to cut, edit, re-edit, reconfigure, shorten, lengthen, and time-compress the Licensed Materials, including, without limitation, the Content, subject only to any union or guild requirements that Licensor provides in writing to Licensee; provided that Licensor hereby consents to any direct or indirect filtering for content of the Licensed Materials; and

2.1.1.8. To publicize, advertise and exploit the Licensed Materials, including, without limitation, the Content, worldwide consistent with the Scope of Rights of the Grant of License during the License Term, including, without limitation, (i) to publish and to license and authorize others to publish in any language synopses, summaries, and stories of and excerpts from the Licensed Materials, including, without limitation, the Content, in newspapers, magazines, the Internet, and any other periodicals and in all other forms of advertising and publicity whatsoever not exceeding 7,500 words in length taken from the original material; (ii) broadcast by radio and television and to license and authorize others to so broadcast, in any language, or any parts or portions of the Licensed Materials, including, without limitation, the Content, not exceeding five (5) minutes in length; (iii) use, license and authorize others to use the name, physical likeness and voice (and any simulation or reproduction of any thereof) of any party rendering services in connection with the Content, and (iv) to use, license and authorize others to use any cover artwork and still images from the Content.

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2.1.2. The rights granted in section 2.1 are collectively referred to in this Agreement as the “License.”

2.2. Term of License.

2.2.1. Subject to the six-month checkpoint set forth in section 3.5 and the perpetual licenses granted in section 2.2, this Agreement shall become effective on the Release Date and, unless terminated earlier pursuant to Article 7, shall continue for three years (the “Initial Term”). Following the expiration of the Initial Term, and subject to Article 7, the Agreement shall automatically renew for successive one-year terms (each such successive one-year term a “Renewal Term”) unless either Party delivers to the other Party written notice of its intent to terminate this Agreement not less than sixty (60) days prior to the expiration of the Initial Term or a subsequent Renewal Term. The Initial Term and each subsequent Renewal Term are collectively the “License Term.”

2.2.2. The International rights granted under sections 2.1(ii), 2.1(v) and 2.1(vii) may be terminated by either Party upon thirty (30) days of prior written notice.

2.2.3. Both Parties acknowledge and agree that the profit allocation for Physical Media Based Compensation and Other Physical Goods Compensation set forth in sections 3.1.2 and 3.1.3, respectively, is predicated upon the grant of International rights to Licensee. If the International rights granted under sections 2.1(ii), 2.1(v) and 2.1(vii) are terminated for any reason, then the Parties shall negotiate and adopt a new compensation scheme for Physical Media and Other Physical Goods that provides for additional marketing rights for Licensee and increased allocation of profit to Licensee as well as other commercially reasonable and appropriate terms.

2.3. Deliverables. Licensor shall provide Licensee with a master copy of each of the Licensed Materials in accordance with the deliverable requirements of Exhibit A, which shall be completed in good faith by the Parties and approved in writing within three business days after the Effective Date, including all applicable promotional materials, artwork and photographs, technical elements, metadata, advertising or product-offer tags and other related materials reasonably requested by Licensee (the “Deliverables”). Licensor shall deliver the Deliverables at least thirty (30) days prior to the Release Date. Licensee shall work in good faith with Licensor to complete the technical evaluation report and to determine whether any deliverable requirement of Exhibit A is unnecessary for the full exercise of Licensee’s rights hereunder.

2.4. Right of First Refusal. Licensee shall have a worldwide right of first refusal during the License Term with respect to all licensing rights of any nature or kind, now known or hereafter devised, with respect to the Licensed Materials. Notwithstanding the foregoing, the Parties agree that (i) Broadstreet may continue to publish, advertise, market, offer for sale, sell, and distribute The Chosen Book; and (ii) Licensor’s continued production, advertising, marketing, sale, offer for sale, and distribution of “The Chosen” t-shirts does not violate this right of first refusal.

2.5. Reservation of Rights. All rights not expressly granted by Licensor pursuant to this Agreement are reserved to Licensor. The Parties expressly and specifically agree that the Licensor shall retain the underlying copyright and ownership thereof in the Licensed Materials.

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ARTICLE 3

Consideration and Accounting

3.1 Apportionment of Revenues. Licensor shall be compensated for the use of the Licensed Materials, including without limitation, the Content, as follows.

3.1.1 VOD- and SVOD-Based Compensation. Twenty-five percent (25%) of all Gross VOD Receipts shall be applied to marketing Licensee’s products and services, including, without limitation, the Licensed Materials. Licensor will be paid a guaranteed minimum of forty percent (40%) of the Net VOD Profit attributable to the Licensed Materials. The amount of Net VOD Profits attributable to the Licensed Materials shall be based on the number of hours of Content viewed by Licensee’s customers during the applicable quarter of the calendar or tax year calculated as a percentage of the total number of hours of all VOD and SVOD content watched by Licensee’s customers during that quarter.

3.1.2 Physical Media Based Compensation. Licensee shall pay Licensor seventy percent (70%) of Net Physical Media Profits, and the remaining thirty percent (30%) of Net Physical Media Profits shall belong to Licensee.

3.1.3 Other Physical Goods Compensation. Licensee shall pay Licensor seventy percent (70%) of the Net Other Physical Goods Profits, and the remaining thirty percent (30%) of Net Other Physical Goods Profits shall belong to Licensee.

3.1.4 Angel Bonus. In addition to guaranteed licensing payments of forty percent (40%) of the Net VOD Profits, Licensor will be eligible to be allocated a portion of revenue equal to an Angel Bonus as described in Exhibit B “Angel Bonus Program”.

3.1.5 Additional Compensation. The Parties acknowledge and agree that the amount of one hundred ninety three thousand nine hundred seventy two dollars ($193,972 USD), represent Licensor’s share of Net Physical Goods Profit, Net Physical Media Profit, Net VOD Profits and/or Net Physical Media Profits, as the case may be, from the exploitation of Physical Media, Other Physical Goods, VOD and SVOD content prior to the Effective Date, under the Original Agreement or as may have been agreed by the Parties whether by course of dealing or otherwise (the “Additional Compensation”). Exhibit C sets forth a description of the Additional Compensation in more detail. Licensee shall pay Licensor the Additional Compensation forty- five (45) days after December 31, 2019.

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3.2 Angel Bonus Pool. Licensee will, at a minimum, regularly commit a dollar amount equivalent to twenty percent (20%) of Net VOD Profits to the Angel Bonus Pool. Those funds will be used for the sole purpose of rewarding licensors for the performance of their licensed content in accordance with the Angel Bonus Program.

3.3 Accounting and Payment. Licensee shall keep proper books and records showing its Gross VOD Receipts, Net VOD Profits, Gross Physical Media Receipts, Net Physical Media Profits, Gross Other Physical Goods Receipts, Net Other Physical Goods Profits, Angel Bonus calculations, and Angel Bonus Pool contributions. Licensee will pay Licensor Licensor’s Compensation as per sections 3.1.1, 3.1.2, 3.1.3, and 3.1.4 with payments and statements due forty-five (45) days after the expiration of the applicable quarter. During the License Term, the applicable accounting periods shall coincide with the following fiscal quarters: January through March, April through June, July through September, and October through December. Following the initial term, the applicable accounting periods shall be annual, due in December. Licensee will account to Licensor in customary industry manner - which accounting shall include a summary of distribution activities, costs, and revenues. Notwithstanding the foregoing, no accounting shall be rendered for any period in which no receipts are received, and no distribution activities occur.

3.4 Dashboard. Licensee will provide a dashboard accessible to Licensor that will report on a daily basis the number of persons who subscribe to Licensee’s service for the purpose of watching the Content.

3.5 Checkpoint. Beginning six months after Licensee makes the Content available to the public and monthly thereafter, Licensee will provide Licensor with data sufficient to show what percentage of the persons who view the Content as part of a free trial thereafter subscribe to Licensee’s services. If under fifty percent (50%) of such persons remain subscribers of Licensee’s services after six months, Licensor will be permitted to shorten the one-year exclusivity period set forth in section 2.1.1(i) and 2.1.1(ii) to six (6) months.

3.6 Inspection of Records. Licensor may, at Licensor’s expense, but not more than once annually, audit those books and records of Licensee that pertain to the calculation of Licensor’s Compensation. Said audit shall be conducted by a certified public accountant selected by Licensor, subject to Licensee’s approval, during regular business hours, upon 30 days’ notice, in a manner that does not interfere with Licensee’s normal business activities. The auditor shall simultaneously provide a complete written copy of the audit results to Licensee and Licensor. If said audit uncovers an underpayment to Licensor, Licensee shall pay the underpayment within 60 days following receipt by Licensee of the audit results if Licensee agrees that the audit results are correct or, if a disagreement occurs, shall pay the undisputed amount and shall pay any remaining amount after the proper amount is determined. If any underpayment to Licensor exceeds ten percent (10%) of the total for the applicable reporting period, Licensee shall reimburse Licensor its reasonable out-of-pocket audit costs at the same time that Licensee pays the underpayment.

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ARTICLE 4

Representations, Warranties, and Covenants

4.1 Representations, Warranties, and Covenants of Licensor. Licensor hereby represents, warrants, and covenants each of the following:

4.1.1 Licensor’s Right and Authority to Enter into License Agreement. Licensor has the right and authority to enter into this Agreement, to grant the rights granted hereunder, and to fully perform all its obligations hereunder; Licensor either owns all rights in the Licensed Materials or controls the exhibition and distribution rights thereto; and no other third-party payments, approvals and/or licenses are necessary for Licensee’s full use of the Licensed Materials according to the terms of this Agreement.

4.1.2 Licensor’s Control of Licensed Materials. The entirety of the Licensed Materials and all performances of musical compositions contained in the Licensed Materials are owned or licensed by Licensor for use in and in connection with the Licensed Materials for the entire License Term, so that no payment of any kind shall be required by Licensee of any kind for their exploitation other than the License Fee; and in particular, no residuals, royalties, reuse fees, mechanical rights fees, or any other fees or costs of any kind shall be required for using any performance or composition contained in the Licensed Materials as contemplated herein.

4.1.3 Licensor’s Control or Ownership of Exploitation Rights. With respect to the Licensed Materials, the non-dramatic public performance rights necessary for exhibition and exploitation of the Licensed Materials hereunder are owned by or licensed to Licensor and no additional clearance of, or payment with respect to, such rights of Licensee is required for use of the Licensed Materials.

4.1.4 Licensor’s Payment of Production Costs. All costs of production of the Licensed Materials, including, without limitation, all compensation, laboratory costs, license fees, and royalties will be paid in full prior to delivery to Licensee of the Licensed Materials, except for any deferred costs, which shall be payable by Licensor.

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4.1.5 Clear Title. There is no action, suit, or proceeding relating to the Licensed Materials pending, or, to the knowledge of Licensor, threatened, before any court, administrative or governmental body which might materially affect Licensee’s rights hereunder.

4.1.6 Chain of Title. There are no defects in the chain-of-title to the Licensed Materials or any other literary, musical, or dramatic material upon which the Licensed Materials are based which would adversely affect any of Licensee’s rights.

4.1.7 Consent to Use Name, Image, and Likeness. All persons who furnish services or grant rights in the Licensed Materials shall before the Effective Date have authorized pursuant to binding agreements with Licensor, which are hereby licensed to Licensee, the use of their names, likenesses, and biographical data in the advertising and promotion of the Licensed Materials in such manner as Licensee shall determine in its reasonable discretion.

4.1.8 Unencumbered Rights. Licensor’s grant of rights is now and shall during the entire License Term (and any extension thereof) be clear, exclusive, unencumbered, and free of any charges or claims, security interests or mortgages.

4.1.9 Copyright Ownership. The copyright in the Content and the literary, dramatic, and musical material upon which it is based, or which is contained in the Content will be valid and subsisting during the License Term throughout the Territory, and no material part of the Content is in the public domain.

4.1.10 Non-Infringement. To the best of Licensor’s knowledge, the Licensed Materials (including, without limitation, the plot, characters, title, action, dialogue, music, design, or the content thereof) shall not, nor shall the exploitation of the License by Licensee, violate or infringe any rights, including, without limitation, Intellectual Property Rights, of any kind or nature of any person, company, or entity.

4.2 Representations, Warranties, and Covenants of Licensee. Licensee hereby represents, warrants, and covenants to Licensor that, subject to Bankruptcy Court approval under section 8.1, it has the right and authority to enter into this Agreement and to fully perform all its obligations hereunder. Licensee also represents, warrants, and covenants that the collection, storage, use, transfer (including, without limitation, a transfer under section 7.2), and protection of all User Data shall comply with all applicable laws, including, without limitation, the General Data Protection Regulation of the European Union (to the extent the individuals are under the protection thereof) and that Licensee will comply with all other laws applicable to its exercise of its or their rights and the discharge of its or their duties and obligations under this Agreement. Licensee further represents, warrants, and covenants that any subsequent limitation to, or failure to provide Licensor with further assurances of, Licensee’s ability to fully perform all its obligations hereunder throughout the term of this Agreement shall constitute a material breach and shall give Licensor the right to immediately terminate this Agreement by written notice to Licensee, notwithstanding the provisions of Article 7.1.

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ARTICLE 5

Indemnification

5.1 Indemnification by Licensor. Licensor at all times shall defend, indemnify, and hold harmless Licensee and its Affiliates, and its and their employees, agents, successors, and assigns, from and against all claims, actions, damages and losses, liabilities, and expenses, including, without limitation, reasonable attorneys’ fees, arising out of, or caused by any breach of any of the representations, warranties, covenants, undertakings, and agreements made by Licensor hereunder.

5.2 Indemnification by Licensee. Licensee at all times shall defend, indemnify, and hold harmless Licensor and its Affiliates, and its and their employees, agents, successors, and assigns, from and against all claims, actions, damages and losses, liabilities, and expenses, including, without limitation, reasonable attorneys’ fees, arising out of or caused by any breach of any of the representations, warranties, covenants, undertakings and agreements made by Licensee hereunder.

ARTICLE 6

Confidentiality

6.1 Confidentiality. Each Party, on behalf of itself and its Affiliates, agrees not to disclose the terms or conditions of this Agreement to any third party without the prior consent of the other party. These confidentiality obligations are subject to the following exception: disclosure is permissible if required by the government, court order, or subpoena, if required by law or if required to enforce rights under this Agreement; provided the Party required to disclose first gives the other Party sufficient prior notice to enable the non-disclosing Party to seek a protective order, and reasonable steps are taken to maintain the confidentiality of this Agreement.

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ARTICLE 7

Termination

7.1 Termination. If either Party breaches any material provision of this Agreement, the non- breaching Party may terminate the Agreement upon thirty (30) days’ written notice to the breaching Party provided that during the thirty (30) day period, the breaching Party fails to cure such breach. Articles 4, 5, 6, 7, 8, and 9 and sections 10.1 and 10.5 through 10.15 shall survive any termination of this Agreement, whether by expiration of the License Term, operation of law, or earlier termination under this Article 7.

7.2 Post-Termination Rights. Upon termination of this Agreement under section 7.3:(i) Licensee shall provide Licensor a list of Derivative Works created pursuant to this Agreement, and Licensor shall have a right of first refusal to acquire such Derivative Works for an amount that adequately and appropriately reimburses Licensee for its reasonable costs and expenses actually incurred in creating and maintaining the Derivative Works; (ii) Licensor shall have all rights in the User Data in Licensee’s possession or control that are necessary for Licensor to fully exploit such User Data, and Licensee shall immediately turn over to Licensor, at Licensor’s expense, all such User Data; and (iii) Licensor may, in its discretion, require that Licensee return to Licensor, at Licensor’s expense, all Licensed Materials.

7.3 Bankruptcy/Insolvency. After five business days written notice to Licensee, Licensor may immediately terminate this Agreement, and all rights and licenses granted hereunder, without any further compensation to Licensee, if: (i) Licensor has a reasonable insecurity of a conversion of Licensee’s bankruptcy case from a Chapter 11 to a Chapter 7 or (ii) Licensee is prohibited or restricted in any material manner from using or exploiting the Licensed Materials as provided in this Agreement, including, without limitation, by the issuance of any court order, injunction, or judgment, by the acquisition of control of the operations or activities of Licensee by a creditor in bankruptcy, or by a sale, transfer, or liquidation of any material part of Licensee’s business that relates to this Agreement.

ARTICLE 8

Approvals

8.1 Bankruptcy Court Approval. Each Party acknowledges and agrees that this Agreement and the transaction contemplated by it is subject to Bankruptcy Court approval, and that it will cooperate to seek and obtain such approval (including, without limitation, taking acts and executing further documents that may be reasonably necessary or appropriate for obtaining the approval). All provisions of this Agreement become null and void in the event that an order by the Bankruptcy Court approving execution of this Agreement by Licensee is not obtained or reversed.

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ARTICLE 9

Ownership of Licensor Marks

9.1 Licensor Marks. The Parties agree that any and all uses of the Licensor Marks, and all goodwill generated thereby, shall inure to the benefit of and belong exclusively to Licensee and its successors and assigns. Licensee agrees to provide to Licensor, on request and for no cost, specimens of use of the Licensor Marks and sworn statements of use. Licensee agrees that, prior to using any of the Licensor Marks in any foreign jurisdiction, Licensee shall provide at least thirty days of prior notice to Licensor, to enable Licensor to conduct clearance searches or to file applications to register the Licensor Marks in that jurisdiction. If Licensor determines that the use of any Licensor Mark would infringe any third-party rights in that jurisdiction, Licensee agrees not to use the Licensor Mark in that jurisdiction. Licensee also agrees that the quality of all goods and services provided under the Licensor Marks shall be of the same general quality as those provided by Licensor and that Licensee will cooperate with Licensor’s monitoring of that quality.

ARTICLE 10

Miscellaneous

10.1 Integration and Amendments. This Agreement constitutes the entire understanding of the Parties, and revokes and supersedes all prior agreements (whether written or oral, whether express or implied) between the Parties relating to the Licensed Materials, including, without limitation, the Original License Agreement. This Agreement shall not be modified or amended except in writing signed by the Parties and specifically referring to this Agreement. This Agreement shall take precedence over any other documents that may be in conflict herewith.

10.2 Insurance. Licensor agrees, at its expense, to maintain in force, throughout the License Term, an errors and omissions insurance policy with Licensee named as an additional insured. The policy shall provide coverage limits of at least one million dollars ($1,000,000.00) per occurrence and one million dollars ($1,000,000.00) in the aggregate. This policy shall provide that the insurer will give Licensee at least thirty (30) days’ prior written notice of any cancellation or amendment of the policy

10.3 Advertising Materials. Licensor hereby grants to Licensee a limited, non-exclusive, non-transferrable, royalty-free license to use the Licensor Marks in Licensee’s marketing materials, and Licensor agrees that Licensee may indicate in such materials that the parties have entered into a license agreement pertaining to the Content. Licensor may terminate Licensee’s right to use the Licensor Marks, in whole or in part, by providing written notice to Licensee if Licensee’s usage of the Licensor Marks does not adhere to Licensor’s then-current written policies provided to Licensee regarding the use of Licensor Marks.

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10.4 Liquidated Damages. Licensor acknowledges that the disclosure of the Dashboard Data described in section 3.4 or the Checkpoint Data described in section 3.5 to others might well result in competitive harm to Licensee and cause significant economic injury to it in a substantial amount that cannot now be calculated. Accordingly, the Parties agree that Licensor will be liable Licensee for liquidated damages of $50,000 as compensation for the economic injury Licensee will as the result of an unauthorized disclosure of such data and not as a penalty.

10.5 Governing Law/Jurisdiction. The interpretation, construction, validity, performance, and enforcement of this Agreement shall be governed in accordance with the laws of the State of Utah, in the United States, as if performed wholly within Utah and without giving effect to the principles of conflicts of law. The exclusive jurisdiction and venue of any action regarding this Agreement shall be the United States Bankruptcy Court for the District of Utah, and each of the Parties submits itself to the exclusive jurisdiction and venue of that court.

10.6 Construction. References in this Agreement to “sections” and “Exhibits” are to sections and exhibits herein and hereto unless otherwise indicated. Except as specified in a particular context, the word “or” mean each as well as all alternatives. All terms defined in the singular form will have comparable meanings when used in the plural form and vice versa. This Agreement shall be construed as if the Parties had equal participation in drafting it.

10.7 Sublicensees. Licensee shall be responsible for its sublicensees’ compliance with the terms and conditions of this Agreement the same as if each sublicensee were Licensee itself, including, without limitation, the accounting for and payment of all Compensation applicable to the sublicensee’s exercise of the license rights granted by this Agreement. Licensee shall not grant a sublicense to any third party except pursuant to an enforceable, written sublicense agreement that is consistent with the terms and conditions of this Agreement.

10.8 Mediation. In the event of a dispute between the Parties, prior to commencing any litigation the Parties agree to enter into good faith non-binding mediation with a mediator mutually selected by the parties. The mediation will follow the Utah Rules of Civil Procedure and the Utah Rules of Evidence to the extent applicable. Such mediation shall take place in Salt Lake City, Utah. Each party shall pay its own costs of the mediation and the cost of the mediator shall be divided equally between the parties.

10.9 Force Majeure. Notwithstanding anything herein to the contrary, neither party shall be liable to the other in damages or otherwise owing to any failure to perform hereunder caused by fire; earthquake; flood; epidemic; accident; explosion; casualty; strike; lockout; labor action; riot; civil disobedience; act of a public enemy; embargo; war; declared disaster; act of God or force majeure; application of municipal, state or federal ordinance or law; act of a legally constituted executive authority, whether municipal, state of federal; or the issuance of any executive order. In no event, however, shall inclement weather be deemed or constitute an event of force majeure for any purpose of this Agreement.

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10.10 Successors and Assigns. This Agreement shall be binding on and shall inure to the benefit of the Parties and their Affiliates, successors, and assigns. Nothing in this Agreement, express or implied, is intended to confer any rights or remedies hereunder on any person other than the Licensee or the Licensor, their respective Affiliates, and their respective successors and permitted assigns. No assignment of this Agreement or any of a Party’s rights and obligations hereunder shall be binding on either of the Parties without the written consent of the other.

10.11 Waiver. No waiver by either Party of any default hereunder shall be deemed as a waiver of any prior or subsequent default of the same or other provisions of this Agreement. A waiver shall only be valid if in writing.

10.12 Severability. If any provision of this Agreement, or the application of such provision to any person or party, in general or the circumstances, is determined to be invalid, illegal, or unenforceable in any respect by a court of competent jurisdiction, that invalidity, illegality, or unenforceability will not affect any other provision of this Agreement, and this Agreement will remain in full force and effect and be legally effective as if that illegal, invalid, or unenforceable provision were not a part of this Agreement.

10.13 Notices. All notices or consents shall be in writing and will be deemed effective upon (a) personal delivery or (b) receipt, if sent by overnight express or mailed by certified or registered mail, return receipt requested, postage prepaid, and addressed to the following:

For Licensor:

Attn: Derral Eves

The Chosen, LLC

4 S 2600 W, Ste 5

Hurricane, UT 84737

Copy to:

Burgee & Abramoff

20501 Ventura Blvd. #262

Woodland Hills, CA 91364

For Licensee:

Neal Harmon

VidAngel, Inc.

295 W. Center Street,

Provo, UT 84601

And:

George Hofmann

Cohne Kinghorn

111 East Broadway, 11th Floor

Salt Lake City, Utah 84111

10.14 Relationship of Parties. Nothing in this Agreement shall be construed to create among the Parties a partnership, joint venture, or principal and agent relationship, or to impose upon either Party any obligation for any loss, debt, or other obligation incurred by the other Party except as expressly set forth herein.

10.15 Section Headings. The headings of sections contained in this Agreement are inserted for convenience only and do not constitute part of this Agreement or affect the construction hereof. [Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed this Subscription Video-on-Demand With Tipping License Agreement on the day and year first written above.

LICENSOR:		LICENSEE:

The Chosen, LLC		VidAngel, Inc.

By:	/s/ Derral E. Eves	By:	/s/ Neal Harmon

Name:	Derral E. Eves	Name:	Neal Harmon

Title:	Manager	Title:	Chief Executive Officer

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EXHIBIT A

Licensor’s Deliverables

PART I

Deliverable Materials

I.	HD File Based Master of:

	a.	_________________

i. ii. iii.

PART II

Promotional Materials

•	Key Art as found within quantities Licensor has on hand.
•	Music and Effects Tracks

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EXHIBIT B

Angel Bonus Program

1.	Overview.

	1.1.	Licensee’s Angel Bonus Program is an effort to reward content owners that contribute content scored according to three factors: Goodness, Loyalty, and Word of Mouth.

1.1.1.

The “Goodness” factor is intended to benefit licensors who provide clean (not requiring filtering) or relatively clean (requiring little filtering) content as determined by a proprietary algorithm developed by Licensee. Whether and in what amount any Goodness contributes to the Angel Bonus shall be within the Licensee's sole discretion.

1.1.2.

The “Word of Mouth” factor is to reward content owners whose content contributes significantly to Licensee’s ability to attract new paying customers. Whether and in what amount any Word of Mouth contributes to the Angel Bonus shall be within Licensee’s sole discretion. A high Goodness score will have an amplifying effect on the Word of Mouth factor's contribution to the Angel Bonus.

1.1.3.

The “Loyalty” factor is to reward content owners whose content contributes significantly to Licensee's ability to retain new customers, existing customers and reactivate old customers. Whether and in what amount any Loyalty score contributes to the Angel Bonus shall be within Licensee's sole discretion. A high Goodness score will also have an amplifying effect on the Loyalty factor's contribution to the Angel Bonus.

1.2.

Each quarter, Licensee will allocate amounts to a general bonus pool (the “Angel Bonus Pool”) according to the terms of Licensee’s streaming contracts. Typically, the amounts range between ten percent (10%) and twenty percent (20%) of Net VOD Profits in the applicable calendar year quarter.

	1.3.	Each quarter, the entire amount of the Angel Bonus Pool will be distributed to eligible contracts, proportionally, based on each eligible contract’s Angel Score.

	1.4.	The periods of time corresponding to quarters are based on Licensee’s then current fiscal quarters.

2.	Angel Score

2.1.

Each contract’s Angel Score is determined by the Angel Score Formula, which is based on three parameters the value of each of which is determined according to Licensee’s proprietary algorithms: Attributed New Subscriber Value, Attributed Subscription Revenue, and Audience Diversity.

2.1.1.

“Attributed New Subscriber Value” is a measure of the number of new subscribers whose first work watched is covered by this contract * $12.50 (which is approximately half of the expected cost to acquire a new subscriber). This measure represents the value content brings by driving new subscribers to the platform.

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2.1.2.

“Attributed Subscription Revenue” is a measure of the total amount of subscription revenue which can be directly attributed to views of works covered by this contract. For each payment received, this measure attributes 50% of the payment to works watched in the previous month, 25% to works watched in the month before that, 12.5% to works watched in the month before that, and so on until any remainder is attributed to the marketing cost of acquiring the user. This measure answers the question “What did they watch that made them stay?”

2.1.3.

“Audience Diversity” is a measure of how appealing the works covered by this contract are to a diverse audience. The precise implementation of this measure is somewhat technical, but intuitively, this measure looks at the set of other works watched by viewers who watch this work and measures the diversity (entropy) of that set. This diversity score is based off of works watched without filters. This measure answers the question about "What is good content?"

2.2.

Angel Score Formula. The formula used to determine the Angel Score is: (Attributed New Subscriber Value + Attributed Subscription Revenue) * Audience Diversity. The first part of the Angel Score Formula (attributed new subscriber and subscription revenue) represents the financial impact of the contract, while the second part of the formula (audience diversity) measure alignment between the content and the larger Licensee’s audience, which Licensee believes directly affects the long-term success of the content and the platform.

2.3.

Final Allocation. Final allocations from the Angel Bonus Pool to individual contracts (i.e., an Angel Bonus) are determined by taking the Angel Score for an eligible contract, dividing it by the sum of all Angel Scores for all eligible contracts, and multiplying the result by the total amount available in the Angel Bonus Pool. This process distributes the total value of the Angel Bonus Pool to individual contracts proportionally, based on their Angel Score.

3.	Disbursement.

3.1.

The bonus revenue allocated to individual contracts under the Angel Bonus Program is viewed as equivalent to earned revenue, so no contract actually receives a disbursement check unless and until the total revenue earned exceeds the production costs of the contract.

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